Exhibit 1

NEWS

     For Release:         IMMEDIATE

Hadera Paper Ltd.

Potential Class Action Suit

Hadera, Israel, June 07, 2010 - Hadera Paper Ltd. (AMEX:AIP) announced that a petition was filed against Hogla-Kimberly LTD (H-K), an affiliated company (49.9%) and against another competitor company (the "Competitor"), for the approval of a class action.

According to the petition, the Competitor and H-K has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. At this early stage H-K is examining the petition and is not able to assess its chances and its influences.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd.
Tel:+972-4-6349408
Leak@hadera-paper.co.il